UNITED STATES OIL FUND, LP

April 27, 2007

Mr. Michael McTiernan
Special Counsel
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP (“USOF”) Request for Withdrawal of Post-Effective Amendment No. 1 to Registration No. 333-140117

Dear Mr. McTiernan:

The undersigned Registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (SEC File No. 333-140117), originally filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2007.

Post-Effective Amendment No. 1 was filed solely for the purpose of converting the existing registration statement to Form S-3 to allow USOF to incorporate by reference its periodic and current reports under the Securities Exchange Act of 1934. Pursuant to correspondence from the staff, we were informed that USOF will not become S-3 eligible until twelve calendar months following its initial public offering, or May 1, 2007. Therefore, following the withdrawal of the April 10, 2007 Post-Effective Amendment, we will file a replacement Post-Effective Amendment No. 1 to the Registration Statement dated May 1, 2007.

No securities were sold in connection with the Post-Effective Amendment filed on April 10, 2007.

If you have any questions regarding this application, please contact James M. Cain, Esq. of Sutherland Asbill & Brennan LLP at (202) 383-0180.

Sincerely, /s/ Nicholas D. Gerber Nicholas D. Gerber Chief Executive Officer of Victoria Bay Asset Management, LLC General Partner of USOF